Mail Stop 6010

July 29, 2008

Michael D. Becker
Chief Executive Officer
VioQuest Pharmaceuticals, Inc.
180 Mount Airy Road, Suite 102
Basking Ridge, NJ 07920

Re: VioQuest Pharmaceuticals, Inc.
        Amendment No. 1 to the Registration Statement on Form S-1
        Filed July 21, 2008
        File Number 333-15115

Dear Mr. Becker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/Amendment No. 1

General

1. We note that you are registering the sale of 10,413,409 of shares. Given the size relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). In that regard, you appear to have two options. First, you may amend your filing to reduce the size of the offering. Second, you may revise the document by

identifying the selling shareholders as underwriters in the registration statement and include the price at which they will sell the securities.

Note Offering, page 8

2. You indicate that the issuance of the Series B preferred stock took place as a condition to the initial closing of the private placement of your Series A convertible preferred stock. Please revise your disclosure to better explain why the holders of the convertible notes converted their notes into shares of the Series B preferred stock.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Song Brandon at (202) 551-3621, Michael Reedich, Special Counsel, at (202) 551-3612, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:　William M. Mower, Esq.
Laurence J. Reszetar, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402